UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 2)
Pyxus International, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
74737V205
(CUSIP Number)

Colin J. Daniels, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 18, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,140,270
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,140,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,140,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%[1]
14	TYPE OF REPORTING PERSON PN, IA

1 Based on 24,999,947 shares of Common Stock outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

Schedule 13D

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,140,270
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,140,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,140,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%[2]
14	TYPE OF REPORTING PERSON PN, HC

2 Based on 24,999,947 shares of Common Stock outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

Schedule 13D

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,140,270
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,140,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,140,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%[3]
14	TYPE OF REPORTING PERSON OO, HC

3 Based on 24,999,947 shares of Common Stock outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

Schedule 13D

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the common stock, no par value (the “Shares”), of Pyxus International, Inc. (formerly known as Pyxus One, Inc.) (the “Issuer”), to amend the Schedule 13D filed by the Reporting Persons on September 3, 2020 (the “Original 13D”, and, as amended and restated by Amendment No. 1 filed on January 3, 2023 (“Amendment No. 1”), and this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
ITEM 4.      Purpose of Transaction.
Item 4 of Schedule 13D is hereby amended and supplemented as follows:
On January 19, 2023, Patrick Fallon resigned from the Board. Effective upon Mr. Fallon’s resignation, Patrick J. Bartels was appointed to the Board to replace Mr. Fallon as the Reporting Persons’ designee to the Board pursuant to Section 2.1(d) of the Shareholders Agreement.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  January 23, 2023

Monarch Alternative Capital LP

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

MDRA GP LP
By: Monarch GP LLC, as general partner

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Monarch GP LLC

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member